UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-34791

CUSIP NUMBER: 55933J203

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:                    .

PART I

REGISTRANT INFORMATION

MagnaChip Semiconductor Corporation

Full Name of Registrant

MagnaChip Semiconductor LLC

Former Name if Applicable

c/o MagnaChip Semiconductor S.A., 74, rue de Merl,

Address of Principal Executive Office (Street and number)

L-2146 Luxembourg, Grand Duchy of Luxembourg

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

MagnaChip Semiconductor Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 within the prescribed time period without unreasonable effort or expense for the reasons described below.

As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 11, 2014, the Audit Committee of the Company’s Board of Directors determined that the Company incorrectly recognized revenue on certain transactions and as a result will restate its financial statements. This conclusion is based upon preliminary findings of an ongoing internal review into practices and procedures by management, conducted at the Audit Committee’s request by outside professional advisors and after consultation with management and the Company’s independent auditors. Revenue on these transactions was recognized when products were shipped to a distributor but should have been recognized when the distributor shipped the product to the customer. As a result, revenue on these transactions will be reversed and recognized in the period when the products were shipped by the distributor.

The correction of the Company’s revenue recognition methodology will be applied retroactively, which the Company currently expects will require the restatement of its financial statements for each of the first, second and third quarters of 2013 and 2012 and for the years ending 2012 and 2011 (the “Restatement Periods”). Accordingly, the Audit Committee has determined that the Company’s financial statements for each of the fiscal years ended December 31, 2012 and December 31, 2011 and the quarters ended March 31st, June 30th, and September 30th in 2013 and 2012 included in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for such periods and together with all three, six and nine month financial information contained therein, should no longer be relied upon.

In addition, Margaret Sakai resigned as the Company’s Executive Vice President and Chief Financial Officer effective March 25, 2014, and Jonathan W. Kim, the Company’s Senior Vice President and Chief Accounting Officer, commenced serving as the Company’s Interim Chief Financial Officer on March 25, 2014.

The restatement process for the Restatement Periods and the audit of the Company’s financial statements for the year ended December 31, 2013 is ongoing. While substantial progress has been made, it is expected that this work will take several months. As a result, the Company does not expect that it will be in a position to complete the restatement and preparation of its first quarter 2014 financial statements and file its Quarterly Report on Form 10-Q within the 5-day extension period provided in Rule 12b-25(b).

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Theodore S. Kim	+82 (2) 6903-3073
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for fiscal year ended December 31, 2013

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Audit Committee’s ongoing internal review and the Company’s pending review and restatement of the financial statements for the Restatement Periods, which include the Company’s fiscal quarter ended March 31, 2013, the Company is currently unable to make a reasonable estimate of any changes in results of operations in its financial statements for the quarter ended March 31, 2014 compared to the corresponding period in 2013 until the review and restatement is completed.

MagnaChip Semiconductor Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 12, 2014	By:	/s/ Theodore S. Kim
Name: Theodore S. Kim
Title: Senior Vice President, General
Counsel and Secretary